

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

March 18, 2009

Via U.S. Mail and facsimile to (612) 642-8381

Mr. Scott E. Cody
Chief Financial Officer and Chief Operating Officer
Global Traffic Network, Inc.
880 Third Avenue, 6th Floor
New York, NY 10022

>   **Re: Global Traffic Network, Inc.**
>   **Form 10-K for the fiscal year ended June 30, 2008**
>   **Filed Sept. 9, 2008**
>   **File No. 000-51838**

Dear Mr. Cody:

We have reviewed your Form 10-K and have the following comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. You should comply with the remaining comments in future filings, as applicable. Please confirm in writing that you intend to do so within the time frame set forth at the end of this letter.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended June 30, 2008

Item 11. Executive Compensation, page 38

Compensation Discussion and Analysis, page 38

1.   You are required to disclose how you determine the amount of each of your compensation elements and the specific items of corporate performance taken into account in setting compensation, as well as describing any individual

contributions to such corporate performance. *See* Items 402(b)(1)(v) and (2)(vi) and (vii) of Regulation S-K. We note that:

- In the last paragraph on page 39, you awarded cash bonuses to Messrs. Yde and Cody based on your company reaching a certain EBITDA performance measure, and
- In the last paragraph on page 40, you awarded non-equity incentive plan compensation to Mr. Pezzimenti based on certain sales targets.

However, you have not disclosed that certain EBITDA performance measure or those sales targets. In future filings, please disclose any performance measure, goal, or target that you use unless you meet the requirements of Instruction 4 to Item 402(b).

Summary Compensation Table, page 41

2.   In the Summary Compensation Table you listed Mr. Yde's salary for 2008 as $412,000 and Mr. Cody's salary for 2008 as $312,000. However, on page 43, you wrote that Mr. Yde's salary for 2008 was $400,000 and Mr. Cody's salary for 2008 was $300,000. In future filings, please reconcile and explain any differences between your disclosures in the Summary Compensation Table with your written salary disclosures.

Description of Employment Agreements, Salary, and Bonus Amounts, page 43

3.   In the first paragraph on page 43 you wrote that, on July 1 of each year, Mr. Yde's salary increases by $50,000 if your company meets certain profit levels. In future filings, please disclose such profit levels and any other objective or subjective criteria used to evaluate whether Mr. Yde will receive a salary increase. Also, in future filings, please disclose whether your Board of Directors sets such profit levels or other criteria before the beginning of the applicable fiscal year or reviews specific individual or corporate performance measures after the end of the applicable fiscal year and, based on such achievement, concludes to raise Mr. Yde' salary. In future filings, please also provide the same disclosure regarding Mr. Yde's bonus.

4.   Similarly, in the third paragraph on page 43, Mr. Cody is eligible to receive performance-based bonuses for 2009 through 2011. In future filings, please disclose the performance measures used to determine Mr. Cody's bonus and when such measures are established.

5.   Further, in the first paragraph on page 44, Mr. Cody received equity-based incentives in the form of 15,000 shares of restricted stock and 50,000 stock options on March 12, 2008. You are required to explain how you determine the

amount of each compensation element. In future filings, please explain how and why you granted such equity based compensation to Mr. Cody and the performance measures upon which such compensation was based.

6.   As you disclosed on pages 44 to 45, in future filings, please explain in more detail the performance measures upon which:

- Mr. Arfman's cash bonus or equity bonus is determined,
- Mr. Shulman's bonus compensation is determined, and
- Mr. Pezzimenti's equity-based incentives are determined.

As part of your disclosures regarding the performance measures that are applicable to Messrs. Arfman, Shulman, and Pezzimenti, please also describe each individual's achievement of such measures to explain to investors how the amount of each compensation element was determined.

Compensation Committee Report

7.   In future filings, please provide the disclosure required by Item 407(e)(5) regarding the compensation committee report.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 51

8.   In future filings, pursuant to Item 404(b)(1)(iv), please describe how you evidence your policies and procedures for reviewing related party transactions.

Item 15. Exhibits and Financial Statement Schedules

Exhibits 31.1 and 31.2

9.   In future filings, please file the certifications required by Item 601(b)(31) exactly as they have been promulgated. For example, we note that you:

- Have inserted "quarterly" into paragraph 4(a),
- Have written "(the registrant's fourth quarter" in paragraph 4(d) when the certifications require "(the registrants fourth fiscal quarter", and
- Have written "the audit committee of registrant's" in the preamble of paragraph 5 when the certifications require "the audit committee of the registrant's."

Also, in exhibit 31.2, you have switched paragraphs 4(b) and (c).

Certifications under Section 906 of the Sarbanes-Oxley Act of 2002

10.   In your Section 906 Certifications, Messrs. Yde and Cody certify that the Annual
Report on Form 10-K for the fiscal year ended June 30, 2007 fully complies with
the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of
1934. However, your principal executive and financial officers need to certify for
the Annual Report on Form 10-K for the fiscal year ended June 30, 2008.

Please file an amendment to your Form 10-K to provide the certifications required
under Section 906 of the Sarbanes-Oxley Act of 2002, including your updated
certifications under Item 601(b)(31). The amendment can consist of a cover page,
an explanatory note, a signature page, and the correct certifications signed by the
principal executive and financial officers.

*   *   *   *

Please respond to these comments within 10 business days of the date of this
letter or tell us when you will provide us with a response. Please furnish a letter that keys
your responses to our comments and provides any requested information. Detailed letters
greatly facilitate our review. Please file your letter over EDGAR. Please understand that
we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the
filings;

- The staff comments or changes to disclosure in response to staff comments do not
foreclose the Commission from taking any action with respect to the filings; and

- The company may not assert staff comments as a defense in any proceeding
initiated by the Commission or any person under the federal securities laws of the
United States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filings or in response to our comments on your filings.

Please contact Ajay Koduri, Attorney-Adviser, at (202) 551-3310 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert Bartelmes
Larry Spirgel
Assistant Director